SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Post-Effective Amendment No. 1 to

                                    Form 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                        PENN TREATY AMERICAN CORPORATION
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

       Pennsylvania                                   23-1664166
       ------------                                   ----------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

     3440 Lehigh Street, Allentown, PA                   18103
     ---------------------------------                   -----
(Address of principal executive offices)               (Zip Code)

    Securities  to  be  registered   pursuant  to Section 12(b) of the Act:

       Title of each class                Name of each exchange on which
       to be so registered                each class is to be registered

   Common Stock, $.10 Par Value              New York Stock Exchange
   ----------------------------              -----------------------

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

     Securities Act registration statement file number to which this form relates:

     Securities to be registered pursuant to Section 12(g) of the Act:

                                  NONE
                                  ----
                            (Title of class)

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Item 1.  Description of Registrant's Securities to be Registered.

     The stock of Penn Treaty American Corporation, a Pennsylvania corporation (the "Company"), approved to be listed on the New York Stock Exchange, Inc. (the "Exchange"), is the Company's common stock, par value $.10 per share (the "Common Stock"). Subject to the rights of holders of any series of preferred stock which may from time to time be issued by the Company, holders of Common Stock are entitled to one vote per share on matters acted upon at any shareholders' meeting, including the election of directors, and to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. There is no cumulative voting and the Common Stock is not redeemable. In the event of any liquidation, dissolution or winding up of the Company, each holder of Common Stock is entitled to share ratably in all assets of the Company remaining after the payment of liabilities and any amounts required to be paid to holders of any preferred stock issued by the Company, if any. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company; and there are not any redemption or sinking fund provisions. All shares of Common Stock now outstanding are fully paid and non-assessable.

     Certain provisions of the Company's Restated and Amended Articles of Incorporation, as amended (the "Articles"), were designed to make the Company a less attractive target for acquisition by an outsider who does not have the support of the Company's directors. These provisions: (1) provide that the Company's Board of Directors is divided into three classes, each of which is comprised of three directors elected for a three-year term, with one class being elected each year; that directors may be removed without cause only with the approval of 67% of the voting power of the stock entitled to vote in the election of directors; and that any director elected to fill a vacancy, however created, serves for the remainder of the term of the director which he or she is replacing; (2) require the affirmative vote of shareholders owning at least 67% of the outstanding shares of the Company's Common Stock in order for the Company to: amend, repeal or add any provision to the Articles; merge or consolidate with another corporation, other than a wholly-owned subsidiary; exchange shares of the Company's Common Stock in such a manner that a corporation, person or entity acquires the issued or outstanding shares of Common Stock of the Company pursuant to a vote of shareholders; sell, lease, convey, encumber or otherwise dispose of all or substantially all of the property or business of the Company; or liquidate or dissolve the Company; (3) permit the Board of Directors to oppose a tender offer or other offer for the Company's securities, and allow the Board to consider any pertinent issue in determining whether to oppose any such offer; and (4) require the Company to obtain the approval of the holders of a majority of all capital stock entitled to vote in the election of directors prior to any direct or indirect purchase of securities of any class by the Company from a shareholder who beneficially owns 20% or more of the outstanding securities in the class to be acquired and has not held such securities for more

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than two years at the time of such purchase; provided that the foregoing vote of shareholders is not required if any such purchase is made by the Company as part of a tender or exchange offer to purchase securities of the same class from all
holders  of  such   securities  in  a  manner   complying  with  the  applicable
requirements of the Exchange Act.

     In addition, certain provisions of the Company's Amended and Restated By-laws, as amended (the "Bylaws"), require that shareholder nominations for election to the Board of Directors must be made in writing and delivered or mailed to the President of the Company not less than fifty days nor more than seventy-five days prior to any meeting of shareholders called for the election of directors; provided however, that if less than fifty days' notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the President not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.

     The Pennsylvania Business Corporation Law of 1988 (the "1988 BCL") includes certain shareholder protection provisions, some of which apply to the Company and two of which, relating to "Disgorgement by Certain Controlling Shareholders following Attempts to Acquire Control" and "Control Share Acquisitions," the Company has specifically opted out of pursuant to an amendment to its by-laws. The following is a description of those provisions of the 1988 BCL that still apply to the Company and that may have an anti-takeover effect. This description of the 1988 BCL is only a summary thereof, does not purport to be complete and is qualified in its entirety by reference to the full text of the 1988 BCL.

     (i) The control transaction provisions allow holders of voting shares of a corporation to "put" their stock to an acquirer for fair value in the event of a control transaction (the acquisition of 20% of the voting stock of the corporation). Fair value is defined as not less than the highest price paid by the acquirer during a certain 90 day period.

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

     (ii) An interested shareholder (the beneficial owner of twenty percent of the voting stock either of a corporation or of an affiliate of the corporation who was at any time within the five-year period immediately prior to the date in question the beneficial owner of twenty percent of the voting stock of the corporation) cannot engage in a business combination with the corporation for a period of five years unless: (a) the board approves the business combination or the acquisition of shares in advance, or (b) if the interested shareholder owns 80% of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain "fair price" provisions. After the five-year period, the same restrictions apply, unless the transaction either is approved by a majority of the disinterested shareholders or satisfies the fair price provisions.

     (iii) Corporations may adopt shareholders' rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby options to acquire shares or corporate assets are created and issued which contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving options and allows the exercise of options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction. Pursuant to the 1988 BCL, such poison pills may be adopted by the Board without shareholder approval.

     (iv) In taking action with respect to tender offers or takeover proposals (as for any other action), directors may, in considering the best interests of the corporation, consider the effects of any action upon employees, suppliers, customers, communities where the corporation is located and all other pertinent factors.

     (v) Shareholders of a corporation no longer have a statutory right to call special meetings of shareholders or to propose amendments to the articles under the provisions of the 1988 BCL.

     The foregoing provisions may discourage certain types of transactions that involve a change of control of the Company and ensure a measure of continuity in the management of the business and affairs of the Company. While the Company does not currently have a shareholder rights plan or poison pill, the effect of the above-described provisions may be to deter hostile takeovers at a price higher than the prevailing market price for the Common Stock and to permit current management to remain in control of the Company. In some circumstances certain shareholders may consider these anti-takeover provisions to have disadvantageous effects. Tender offers or other non-open market acquisitions of stock are frequently made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. These anti-takeover provisions may discourage any or all such acquisitions, particularly those of less than all of the Company's shares, and may thereby deprive certain holders of the Company's Common Stock of any opportunity to sell their stock at a temporarily higher market price.

     Pursuant to an amendment to the Company's By-laws adopted on July 19, 1990, the Company opted out of "Disgorgement by Certain Controlling Shareholders following Attempts to Acquire Control," which would otherwise allow the Company to recover all profits derived by any person or group that acquires control or disclosed an intention to acquire voting power over 20% of the equity securities of the Company on the disposition of any of the securities of the Company acquired within two years prior or eighteen months after acquiring such control or announcing an intention to that effect. The Company also opted out of "Control Share Acquisitions," which would otherwise suspend the voting rights of a shareholder when his ownership of the Company's securities crossed any of three thresholds (20%, 33% or 50%). The voting rights are held in abeyance until the shareholders holding a majority of disinterested shares vote to restore them. The inapplicability of these provisions mitigates somewhat the deterrence of hostile anti-takeover attempts at prices in excess of the prevailing market prices and lessens the ability of current management to retain control of the Company.

     In addition to provisions of the 1988 BCL, insurance laws and regulations of each of Pennsylvania, New York and Vermont provide, among other things, that without the consent of the insurance commissioner of each such state, no person may acquire control of the Company and that any person or holder of shares of Common Stock or securities convertible into Common Stock (such as the Notes) possessing 10% or more of the aggregate voting power of the Common Stock (inclusive of shares issuable upon conversion of all such convertible securities) will be presumed to have acquired such control unless each such insurance commissioner, upon application, has determined otherwise.


Item 2.  Exhibits

         Not applicable.



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                                    Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            Penn Treaty American Corporation



                                            By:  /s/ Cameron B. Waite
                                                 --------------------
                                                    Cameron B. Waite
                                                    Chief Financial Officer




Date: December 11, 1998


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